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[YORK LETTERHEAD]

March 30, 2005



John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549



      Re:  YORK International Corporation
           Form 10-K for the fiscal year ended December 31, 2004
           Filed March 14, 2005

           File No. 1-10863

Dear Mr. Hartz:

In connection with the above referenced Form 10-K, we are writing in response to the Staff's additional comments as transmitted by letter dated March 17, 2005. For convenience, we have reprinted the Staff's comments below in bold, with the corresponding response set forth immediately below the applicable comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
----------------------------------------------

NOTE 13 - COMMITMENTS AND CONTINGENCIES, ASBESTOS-RELATED LITIGATION
--------------------------------------------------------------------

1. WE HAVE THE FOLLOWING COMMENTS REGARDING YOUR ASBESTOS-RELATED CLAIMS WITH AND WITHOUT INSURANCE/INDEMNIFICATION COVERAGE DISCLOSURES. WE NOTE THAT YOU HAVE CONCLUDED THAT THE REASONABLY POSSIBLE LOSS IN EXCESS OF ACCRUAL FOR ALL OF YOUR ASBESTOS-RELATED CLAIMS IS IMMATERIAL; HOWEVER, WE REQUEST THAT YOU CONSIDER ADDRESSING THE FOLLOWING DISCLOSURE ITEMS IN YOUR NEXT PERIODIC FILING. PLEASE NOTE THAT WHEN YOUR REASONABLY POSSIBLE LOSS IN EXCESS OF ACCRUAL BECOMES MATERIAL TO YOUR CONSOLIDATED FINANCIAL STATEMENTS, THESE DISCLOSURE ITEMS ARE REQUIRED TO BE PROVIDED.

     - PLEASE PROVIDE A FULL DESCRIPTION OF THE ACTIONS BEING SOUGHT BY THE DECLARATORY JUDGMENT ACTION BY ONE OF YOUR INSURANCE CARRIERS.
          SPECIFICALLY:
          - DISCLOSE THE FACT THAT THE INSURANCE CARRIER IS SEEKING TO NULLIFY ANY RECOVERY BY YOU RELATED TO THESE CLAIMS.

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[YORK LETTERHEAD]


          - PROVIDE MORE DETAIL REGARDING THE IMPLICATIONS OF THE INSURANCE CARRIER SEEKING DECLARATION THAT ALL OF THE UNDERLYING ASBESTOS CLAIMS CONSTITUTE A SINGLE OCCURRENCE, WHICH WOULD THEN LIMIT RECOVERY TO THE OCCURRENCE LIMITS INSTEAD OF THE AGGREGATE LIMITS. ALSO, CLARIFY FOR A READER WHERE YORK CURRENTLY STANDS IN TERMS OF MEETING THE OCCURRENCE LIMIT.
          - DISCLOSE THAT THE INSURANCE CARRIER IS SEEKING TO LIMIT THE OCCURRENCE LIMIT TO THE POLICY PERIOD INSTEAD OF EACH ANNUAL PERIOD AND THE IMPLICATIONS OF SUCH CHANGE.
          - DISCLOSE THE "PRO RATA" VERSUS "JOINT AND SEVERAL" ISSUE AND THE IMPLICATIONS THEREOF.
     - STATE THE AMOUNT OF LOSS CONTINGENCY ACCRUED AND RECOVERIES RECORDED FOR EACH PERIOD PRESENTED, NOT JUST THE CURRENT PERIOD.
     - PROVIDE A FURTHER BREAK DOWN OF CLAIMS DISPOSED BETWEEN CLAIMS DISMISSED AND CLAIMS SETTLED TO PROVIDE MORE MEANING TO SETTLEMENT COST DISCLOSURE.
     - STATE THE AVERAGE SETTLEMENT AMOUNT OF CLAIMS SETTLED DURING EACH PERIOD PRESENTED BY THE INSURANCE COMPANIES AND YOURSELF.
     - FOR THE ASBESTOS-RELATED CLAIMS YOU DO NOT HAVE INDEMNIFICATIONS OR INSURANCE COVERAGE, PROVIDE A SEPARATE ROLL-FORWARD OF THE CLAIMS AND THE AVERAGE SETTLEMENT AMOUNTS FOR EACH PERIOD PRESENTED.

Response: We note the Staff's comments and will consider these disclosures in our future filings. We also note and understand that if our reasonably possible loss in excess of accrual becomes material to our consolidated financial statements, these disclosures will be required.

In connection with responding to your comments, we acknowledge that:

     - we are responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                     * * * *
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[YORK LETTERHEAD]


If the Staff has any particular questions relating to the Company or the responses contained in this letter, you may contact the undersigned at (717) 771-7008, telecopy any follow-up comments to the undersigned at (717) 771-7381, along with an email to david.kornblatt@york.com.
                       ------------------------



Sincerely,




M. David Kornblatt
Vice President and Chief Financial Officer